Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

Sandy Spring Capital Trust II	Delaware
Sandy Spring Bank	Maryland
Sandy Spring Insurance Corporation*	Maryland
West Financial Services, Inc.*	Maryland
Sandy Spring Mortgage Corporation* (non-operating)	Maryland

*Direct subsidiaries of Sandy Spring Bank